Exhibit I

CPLP

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated Financial Statements for the years ended December 31, 2018, 2017, and 2016 and related notes included elsewhere herein. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

For purposes of both the following discussion and the Financial Statements, results of operations of the Tanker Business we spun-off in connection with the DSS Transaction are reported as discontinued operations for all periods presented. The following discussion relates to results of operations from continuing operations.

A. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international owner of ocean going vessels. We were organized in January 2007 by Capital Maritime and Trading Corp. (“Capital Maritime”), an international shipping company with a long history of operating and investing in the shipping market.

Our primary business objective is to make distributions to our unitholders on a quarterly basis, subject to shipping and charter market developments and our ability to obtain required financing and access financial markets.

We seek to rely on medium to long-term, fixed-rate period charters to provide visibility of revenues, earnings and distributions in the medium to long-term. As our vessels come up for re-chartering, we seek to redeploy them on terms that reflect our expectations of the market conditions prevailing at the time.

We intend to further evaluate potential opportunities to acquire both newly built and second-hand vessels from Capital Maritime or third parties (including, potentially, through the acquisition of, or combination with, other shipping businesses) in a prudent manner that is accretive to our unitholders and long-term distribution growth, subject to approval of our board of directors, overall market conditions and our ability to obtain required financing and access financial markets.

We generally rely on external financing sources, including bank borrowings and, depending on market conditions, the issuance of debt and equity securities, to fund the acquisition of new vessels. See “—B. Liquidity and Capital Resources” below.

As of December 31, 2018, the Marinakis family, including Evangelos M. Marinakis, our former chairman and the current chairman of Capital Maritime, may be deemed to beneficially own a 18.8% interest in us through, among others, Capital Maritime and Crude Carriers Investments.

The DSS Transaction

As of December 31, 2018, our fleet consisted of 36 high specification vessels with an average age of approximately 8.5 years, including three Suezmax crude oil tankers (0.5 million dwt), one Aframax crude/product oil tanker (0.1 million dwt), and 21 medium range product tankers (0.9 million dwt) constituting the “Tanker Business” and ten neo-panamax container carrier vessels (0.9 million dwt) and one Capesize bulk carrier (0.2 million dwt). On March 27, 2019, we completed the spin-off of our Tanker Business.

The significant reduction in the number of our vessels has resulted in a reduced asset base, which we expect will affect our results of operations in a number of respects, including the following:

•	We will generate comparatively less revenue and incur less operating expenses than if the DSS Transaction had not occurred.

•

We may be exposed to increased earnings variability due to a smaller and less-diverse fleet and a more concentrated customer base in comparison to our fleet and customer base before the completion of the DSS Transaction.

•	We expect that our general and administrative expenses will have proportionally a greater impact on our results from operations.

Our Charters

We generate revenues by charging our charterers for the use of our vessels. Historically, we have provided services to our charterers under time or voyage charter agreements.

As of December 31, 2018, our vessels were under contracts with Hyundai Merchant Marine Co. Ltd (“HMM”), COSCO Bulk (“COSCO”), Pacific International Lines (PTE) Ltd Singapore (“PIL”), CMA CGM and Mediterranean Shipping Company Co. S.A. (“MSC”).

For the year ended December 31, 2018, HMM and CMA CGM accounted for 38% and 36%, of our revenues from continuing operations, respectively.

For the year ended December 31, 2017, HMM and CMA CGM accounted for 38% and 36%, of our revenues from continuing operations, respectively.

For the year ended December 31, 2016, HMM and CMA CGM accounted for 40% and 35%, of our revenues from continuing operations, respectively.

The loss of, default by or restructuring of any significant charterer or a substantial decline in the amount of services requested by a significant charterer could harm our business, financial condition and results of operations. The completion of the DSS Transaction has exacerbated risks arising from a concentration of counterparties. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.”

HMM Restructuring

HMM, the charterer of five of our container vessels and one of our largest counterparties in terms of revenue, completed a financial restructuring in July 2016. We entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period starting in July 2016 and ending in December 2019. The total charter rate reduction for the charter reduction period is approximately $37.0 million. The charter restructuring agreement further provides that at the end of the charter reduction period, the charter rate under the respective charter parties will be restored to the original gross daily rate of $29,350 until the expiry of each charter in 2024 and 2025. As compensation for the charter rate reduction, we received approximately 4.4 million HMM common shares, which we sold on the Stock Market Division of the Korean Exchange for an aggregate consideration of $29.7 million in August 2016.

In October 2018, we entered into a series of agreements with HMM to increase the daily charter rate under each of the five charters we have with HMM by $4,900 in light of the expenditure we will incur in connection with the installation of exhaust gas cleaning systems, also known as “scrubbers.” This increase will be effective from January 1, 2020, or, if later, the installation date of the scrubbers.

Accounting for Acquisitions

In February 2016, we acquired the shares of the company owning the M/V CMA CGM Magdalena with time charter attached expiring in January 2021 (at the earliest). We accounted for this transaction as an asset acquisition. As we estimated that the daily charter rate of the time charter attached to the vessel was above market rates as of the transaction completion date, we allocated the total consideration for this acquisition to the vessel cost in the amount of $88.5 million and to the above market acquired charter in the amount of $3.2 million.

Factors Affecting Our Future Results of Operations

We believe that the principal factors affecting our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions prevailing in the shipping industry generally and in the countries and markets in which our vessels are chartered.

The world economy has experienced significant economic and political upheavals in recent history. In addition, credit supply has been constrained and financial markets have been particularly turbulent for master limited partnerships such as us. Protectionist trends, global growth and demand for the seaborne transportation of goods, including dry and containerized goods, and overcapacity and deliveries of newly built vessels may affect the shipping industry in general and our business, financial condition, results of operations and cash flows in particular.

We are exposed to the container market to a significant extent, as the majority of our vessels are container vessels.

Some of the key factors that we expect may affect our business, future financial condition, results of operations and cash flow include the following:

•	supply and demand for containerized goods and dry cargo;

•	supply and orderbook of vessels, including, container vessels and drybulk vessels;

•	the continuing demand for goods from China, India, Brazil and Russia and other emerging markets and developments in international trade including threats and/or imposition of trade tariffs;

•	charter hire levels (under time and bareboat charters) and our ability to re-charter our vessels at competitive rates as their current charters expire;

•	developments in vessel values, which might affect our ability to comply with certain covenants under our credit facility and/or refinance our debt;

•	the relationships and reputation of Capital Ship Management and our General Partner, each under new ownership, in the shipping industry;

•	the effective and efficient technical management of our vessels;

•	the strength of and growth in the number of our customer relationships;

•	the prevailing spot market rates and the number of our vessels which we may operate in the spot market;

•	our ability to comply with the covenants in our credit facility, including covenants relating to the maintenance of vessel value ratios;

•	our level of debt and the related interest expense and amortization of principal;

•	our access to debt and equity, and the cost of capital required to acquire additional vessels or to implement our business strategy;

•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;

•	our ability to comply with new maritime regulations and the more restrictive regulations for the transport of certain products and cargoes and the increased costs associated therewith;

•	the costs associated with upcoming drydocking of our vessels; and

•	our ability to acquire and sell vessels at prices we deem satisfactory.

Factors to Consider When Evaluating Our Results

As described elsewhere, we spun-off our Tanker Business in March 2019. Results of operations of the Tanker Business are reported as discontinued operations for all periods presented. The following discussion relates to results of operations from continuing operations. For all periods presented, our financial results from continuing operations include revenues, expenses and cash flows arising from, in addition to our current 11 vessels, the M/T Amore Mio II and the M/T Aristotelis, which we sold during the year ended December 31, 2018. These two tankers were not part of the Tanker Business that we spun-off in the DSS Transaction.

We believe it is important to consider the following factor when evaluating our results of operations:

•

Size of our Fleet. During 2018, the weighted average number of our vessels decreased by 0.9 vessels compared to the year ended December 31, 2017, as we sold and delivered the M/T Amore Mio II and the M/T Aristotelis on October 15, 2018 and April 25, 2018, respectively. As our fleet grows or as we dispose of our vessels, our results of operations reflect the contribution to revenue of, and the expenses associated with, a varying number of vessels over time, which may affect the comparability of our results year-over-year. Please see “—Overview—Accounting for Acquisitions” for information on the accounting treatment of vessel acquisitions for the period under review and Note 1 (Basis of Presentation and General Information) to the Financial Statements included herein.

Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Our results of operations for the years ended December 31, 2018 and 2017 differ primarily due to:

•

the decrease in the weighted average number of our vessels by 0.9 vessels following the sale and delivery of the M/T Amore Mio II and the M/T Aristotelis on October 15 and April 25, 2018, respectively;

•

the increase in container charter rates during the year ended December 31, 2018 compared to the corresponding period in 2017, as two of our neo panamax container vessels were re-chartered at higher rates;

•	the increase in the number of days during which our vessels were employed under voyage charters in the year ended December 31, 2018 compared to the year ended December 31, 2017;

•

the impairment charge we recognized during the year ended December 31, 2018 of $28.8 million in connection to the sale of the M/T Amore Mio II , compared to $3.3 million during the year ended December 31, 2017 in connection to the sale of M/T Aristotelis; and

•

lower interest costs incurred as a result of a decrease in the average outstanding debt during the year ended December 31, 2018 compared to the corresponding period in 2017 partly offset by an increase in the LIBOR weighted average interest rate.

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $117.6 million for the year ended December 31, 2018 compared to $116.7 million for the year ended December 31, 2017.

The increase of $0.9 million during the year ended December 31, 2018 compared to the corresponding period in 2017 was primarily attributable to the increase in the charter rates earned by two of our neo panamax container vessels partly offset, by the decrease in the weighted average number of our vessels by 0.9 vessels.

For the year ended December 31, 2018, related party revenues decreased to $0.7 million, compared to $10.0 million for the year ended December 31, 2017 as the average number of vessels chartered by Capital Maritime decreased by 1.5 vessels.

Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers, and are generally affected by the number of vessel operating days, the average number of vessels in our fleet and the charter rates.

Voyage Expenses

Total voyage expenses amounted to $9.1 million for the year ended December 31, 2018, compared to $4.7 million for the year ended December 31, 2017. The increase of $4.4 million was primarily attributable to the increase in the number of voyage charters under which certain of our vessels were employed during the year 2018, compared to the year 2017.

Voyage expenses primarily consist of bunkers, port expenses, canal dues and commissions. Commissions are paid to shipbrokers for negotiating and arranging charter party agreements on our behalf. Voyage expenses incurred during time charters are paid by the charterer, except for commissions, which are paid by us. Voyage expenses incurred during voyage charters are paid by us. Please also refer to Note 10 (Voyage Expenses and Vessel Operating Expenses) to the financial statements included herein for information on the composition of our voyage expenses.

Vessel Operating Expenses

For the year ended December 31, 2018, our total vessel operating expenses amounted to $30.6 million compared to $31.9 million for the year ended December 31, 2017. The $1.3 million decrease in total vessel operating expenses primarily reflects the decrease in the average size of our fleet, following the sale and delivery of the M/T Amore Mio II and M/T Aristotelis in October and April 2018, respectively.

Total vessel operating expenses for the year ended December 31, 2018 include expenses of $4.2 million incurred under the management agreements we have with our manager, Capital Ship Management (the “Manager”), compared to $4.5 million during the year ended December 31, 2017.

See Note 10 (Voyage Expenses and Vessel Operating Expenses) to the financial statements included herein for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $5.7 million for the year ended December 31, 2018, compared to $6.2 million for the year ended December 31, 2017. General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, and other fees related to the expenses of the publicly traded partnership.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $32.8 million for the year ended December 31, 2018, compared to $36.0 million for the year ended December 31, 2017. The decrease was attributed to the decrease in the amortization of dry-dock and special survey deferred charges and to the decrease in the average size of our fleet, following the sale and delivery of the M/T Amore Mio II and M/T Aristotelis in October and April 2018, respectively.

Generally, depreciation is expected to increase or decrease if the average number of vessels in our fleet increases or decreases, respectively.

Impairment of vessels

Impairment of vessels amounted to $28.8 million for the year ended December 31, 2018 compared to $3.3 million for the year ended December 31, 2017 representing the difference between the carrying and the fair market value less associated sale costs of the M/T Amore Mio II and the M/T

Aristotelis, which we agreed to sell on September 11, 2018 and December 22, 2017, respectively. Upon entering into the sale agreements, we classified the vessels as held for sale and wrote down their carrying value to their fair value less estimated sale costs. The fair value of the vessels was based on the transaction price, as the sale price for both vessels was agreed with an unaffiliated third party.

Please see Note 5 (Vessels, net and assets held for sale) and Note 8 (Financial Instruments) to our Financial Statements included herein for more information on impairment charges.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2018 amounted to $18.1 million, compared to $18.8 million for the year ended December 31, 2017. Total other expense, net includes interest expense and finance costs of $19.0 million for the year ended December 31, 2018, compared to $20.0 million for the year ended December 31, 2017. The decrease of $1.0 million reflects lower interest costs incurred mainly as a result of the decrease in the average outstanding debt during the year ended December 31, 2018 compared to the corresponding period in 2017, partly offset by an increase in the LIBOR weighted average interest rate.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

The weighted average interest rate on the loans outstanding under our credit facility for the year ended December 31, 2018 was 5.4%, compared to 4.3% for the year ended December 31, 2017. Please also refer to Note 7 (Long-Term Debt) to the Financial Statements included herein.

Net (Loss) / Income

Net loss for the year ended December 31, 2018 amounted to $7.6 million compared to net income of $15.8 million for the year ended December 31, 2017.

For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “—Factors to Consider When Evaluating Our Results” and “—Factors Affecting our Results of Operations.”

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Our results of operations for the years ended December 31, 2017 and 2016 differ primarily due to:

•	the increase in the weighted average number of our vessels as we took delivery of the M/V Anaxagoras (renamed to “CMA CGM Magdalena”) on February 26, 2016;

•	the impairment charge we recognized during the year ended December 31, 2017 of $3.3 in connection to the sale of the M/T Aristotelis;

•	higher interest costs incurred as a result of an increase in the LIBOR weighted average interest rate during the year ended December 31, 2017 compared to the year ended December 31, 2016.

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $116.7 million for the year ended December 31, 2017, compared to $113.7 million for the year ended December 31, 2016.

The increase of $3.0 million was primarily attributable to the increase in vessel operating days as the average size of our fleet expanded by 0.1 vessels in 2017, and the decrease in the number of off-hire days incurred by our vessels during the year 2017.

For the year ended December 31, 2017, related party revenues increased to $10.0 million, compared to $9.3 million for the year ended December 31, 2016 as the average number of vessels chartered by Capital Maritime increased by 0.3 vessels.

Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers, and are generally affected by the number of vessel operating days, the average number of vessels in our fleet and the charter rates.

Voyage Expenses

Total voyage expenses amounted to $4.7 million for the year ended December 31, 2017, compared to $3.4 million for the year ended December 31, 2016. The increase of $1.3 million was primarily attributable to the increase in the number of voyage charters under which certain of our vessels were employed during the year 2017, compared to the year 2016.

Please also refer to Note 10 (Voyage Expenses and Vessel Operating Expenses) to the financial statements included herein for information on the composition of our voyage expenses.

Vessel Operating Expenses

For the year ended December 31, 2017, our total vessel operating expenses amounted to $31.9 million compared to $32.6 million for the year ended December 31, 2016. The $0.7 million decrease in total vessel operating expenses reflects mainly the decrease in the number of vessels that underwent their special survey in the year ended December 31, 2017 compared to the year ended December 31, 2016 and the delivery expenses incurred by CMA CGM Magdalena in the year 2016.

Total vessel operating expenses for the year ended December 31, 2017 include expenses of $4.5 million incurred under the management agreements we have with our Manager, compared to $4.3 million during the year ended December 31, 2016.

See Note 10 (Voyage Expenses and Vessel Operating Expenses) to the financial statements included herein for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $6.2 million for the year ended December 31, 2017, compared to $6.3 million for the year ended December 31, 2016.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $36.0 million for the year ended December 31, 2017, compared to $35.1 million for the year ended December 31, 2016. The increase was due to the increase in the average number of vessels in our fleet.

Impairment of vessel

Impairment of vessel amounted to $3.3 million for the year ended December 31, 2017 and represents the difference between the carrying and the fair market value of the M/T Aristotelis, which we agreed to sell on December 22, 2017. The vessel was classified as held for sale and written down to its fair value less estimated sale costs. The fair value of the M/T Aristotelis was based on its transaction price, as the sale price was agreed with an unaffiliated third party.

Please see Note 5 (Vessels, net and assets held for sale) and Note 8 (Financial Instruments) to our Financial Statements included herein for more information on impairment charges.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2017 amounted to $18.9 million, compared to $17.6 million for the year ended December 31, 2016. The increase of $1.3 million reflects higher interest costs incurred mainly as a result of the increase in the LIBOR weighted average interest rate for the year ended December 31, 2017 compared to the year ended December 31, 2016.

The weighted average interest rate on the loans outstanding under our credit facilities for the year ended December 31, 2017 was 4.3%, compared to 3.73% for the year 2016. Please also refer to Note 7 (Long-Term Debt) to the Financial Statements included herein.

Net Income

Net income for the year ended December 31, 2017 amounted to $15.8 million compared to $18.8 million for the year ended December 31, 2016.

B. Liquidity and Capital Resources

As of December 31, 2018, total cash and cash equivalents and restricted cash were $38.2 million.

In connection with the DSS Transaction:

•	DSS paid to us a total amount of $319.7 million;

•

we amended our existing 2017 credit facility, prepaid an amount of $89.3 million thereunder, and fully repaid and retired outstanding loans under bilateral facilities, all of which translated into an aggregate repayment of our debt of $146.5 million plus accrued interest and breakage costs; and

•	we redeemed and retired all outstanding Class B Units at 100% of par value for an aggregate redemption price of $119.5 million.

Following the DSS Transaction, total cash and cash equivalents (including restricted cash) were $79.0 million as of March 31, 2019. Restricted cash under our 2017 credit facility amounted to $5.5 million as of March 31, 2019.

We do not have any undrawn amounts under the terms of our 2017 credit facility.

Generally, our primary sources of funds have been cash from operations, bank borrowings and securities offerings.

Cash from operations depends on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations.

Because we distribute all of our available cash (a contractually defined term, generally referring to cash on hand at the end of each quarter after provision for reserves), we generally rely upon external financing sources, including bank borrowings and securities offerings, to fund replacement, expansion and investment capital expenditures, and to refinance or repay outstanding indebtedness.

In particular, since 2011, our board of directors has elected not to provision cash reserves for estimated replacement capital expenditures. Accordingly, our ability to maintain and grow our asset base, including through further dropdown opportunities from Capital Maritime or acquisitions from third parties, and to pay or increase our distributions as well as to maintain a strong balance sheet depends on, among other things, our ability to obtain required financing, access financial markets and refinance part or all of our existing indebtedness on commercially acceptable terms.

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, our board of directors took the decision to protect our liquidity position by creating a capital reserve. We used cash accumulated as a result of quarterly allocations to our capital reserve to partially prepay our indebtedness as part of our refinancing in October 2017. We expect to continue to reserve cash in amounts necessary to service our debt in the future, including to make quarterly amortization payments.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. We currently have no capital commitments to purchase or build additional vessels. We intend to pass the special survey of six of our vessels in the year 2019 and at the same time, we are planning to install scrubber equipment. We expect that a significant part or all of the remaining vessels of our fleet will be retrofitted with scrubbers in 2020 and 2021. The installation of scrubber equipment requires the vessel to be dry-docked and incur off-hire days. We estimate that the installation of a scrubber on one of our vessels may require 30 to 45 off-hire days.

We have contracted to procure scrubbers for our fleet with two third-party manufacturers. As of June 30, 2019, total contracted capital expenditure in relation to the scrubbers to be retrofitted on our vessels amounts to $19.5 million, of which we expect to pay $9.4 million, $8.5 million and $1.6 million in 2019, 2020 and 2021, respectively. However, although the actual amount expended each year will depend on the timing of the installation of the scrubber equipment, which may vary depending on our charterers’ requirements, dry-docking availability and other considerations.

Total partners’ capital as of December 31, 2018 amounted to $881.3 million, compared to $933.4 million as of December 31, 2017, or a decrease of $52.1 million. The decrease primarily reflects the $52.6 million of distributions declared and paid during the year ended December 31, 2018.

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities from continuing operations for the years presented below, in millions:

	2018	2017	2016
Net Cash Provided by Operating Activities	$60.2	$65.9	$86.9
Net Cash Provided by / (Used in) Investing Activities	$37.4	$(1.7)	$(74.5)
Net Cash Used in Financing Activities	$(108.0)	$(136.3)	$(51.0)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $60.2 million for the year ended December 31, 2018, compared to $65.9 million for the year ended December 31, 2017. The decrease of $5.7 million was mainly attributable to (a) the decrease of $1.2 million in cash from operations, which was attributable mainly to an increase in our total expenses, including vessel voyage expenses, and (b) the negative effect of the changes in our operating assets and liabilities amounting to $4.6 million. Changes in our operating assets and liabilities were driven mainly by an increase in our trade receivables attributable to the increase in the number of voyage charters performed by our vessels, partly offset by a decrease in the amounts we reimbursed to our Manager for expenses paid on our behalf during the year ended December 31, 2018, compared to the year ended December 31, 2017 as well as to the decrease in the amounts paid for dry-docking costs in the year ended December 31, 2018 compared to the year ended December 31, 2017.

Net cash provided by operating activities was $65.9 million for the year ended December 31, 2017, compared to $86.9 million for the year ended December 31, 2016. The decrease of $21.0 million was mainly attributable to (a) the negative effect of the changes in our operating assets and liabilities amounting to $22.3 million, were driven mainly by a reduction in deferred revenue in the year ended December 31, 2017, compared to the year ended December 31, 2016, which was primarily due to the receipt of the proceeds from the sale of HMM common shares in 2016, partially offset by (a) the increase of $1.3 million in cash from operations, which was attributable to, among other factors, an increase in vessel operating days as the average size of our fleet expanded in 2017 and the decrease in the number of off-hire days incurred by our vessels during the year 2017, (b) an increase in accrued liabilities, as accrued interest for the first period of interest under our 2017 credit facility became payable in January 2018, (c) an increase in trade accounts payable and a decrease of $0.9 million in dry-docking costs and (d) a decrease in the amounts we reimbursed to our Manager for expenses paid on our behalf during the year ended December 31, 2017, compared to the year ended December 31, 2016.

Net Cash Provided by / Used in Investing Activities

Net cash provided by investing activities for the year ended December 31, 2018 of $37.4 million relates to the net proceeds from the sale of the M/T Aristotelis and the M/T Amore Mio II of $39.8 million, partially offset by cash consideration paid for vessel improvements of $0.3 million and the acquisition for scrubbers equipment of $2.1 million. Net cash used in investing activities for the year ended December 31, 2017 of $1.7 million relates to the consideration paid for vessel improvements during the year ended December 31, 2017.

Net cash used in investing activities for the year ended December 31, 2017 decreased to $1.7 million compared to $74.5 million during the year ended December 31, 2016, principally because we acquired no vessels in 2017, compared with the acquisition of the shares of the vessel-owning company owning the M/V CMA CGM Magdalena during the year 2016. Cash consideration paid for vessel improvements during the year ended December 31, 2017 amounted to $1.7 million compared to $0.9 million during the year ended December 31, 2016.

Net Cash Used in Financing Activities

Net cash used in financing activities for the year ended December 31, 2018, was $108.0 million compared to $136.3 million for the year ended December 31, 2017. The decrease of $28.3 million in net cash used in financing activities was mainly attributable to a decrease of $43.2 million in payments of long-term debt, partially offset by a decrease of $17.8 million in net proceeds from the issuance of common units, during the year ended December 31, 2018 compared to the year ended December 31, 2017. The decrease in payments of long-term debt was primarily attributable to the fact that while our principal amortization increased in the year ended December 31, 2018 compared to the year ended December 31, 2017 and we mandatorily prepaid the portion of the M/T Aristotelis and the M/T Amore Mio II in connection with their disposals in the year ended December 31, 2018, we prepaid a significant portion of our debt in connection with the October 2017 refinancing.

Net cash used in financing activities for the year ended December 31, 2017, was $136.3 million compared to $51.0 million for the year ended December 31, 2016. The increase of $85.3 million in net cash used in financing activities during 2017 was mainly attributable to (a) the amounts prepaid in connection with the refinancing of our debt in October 2017 of $88.6 million, and (b) the decrease in proceeds from the issuance of long-term debt, principally because we acquired no vessels in 2017, compared to $26.7 million of proceeds from the issuance of long term debt to partially finance the acquisition of M/V CMA CGM Magdalena in 2016, partially offset by (a) a decrease of $16.6 million in distributions paid to our unit holders, and (b) the increase of $13.8 million in net proceeds from the issuance of common units under our at-the-market offering during the year 2017 compared to the year 2016.

Borrowings

As of December 31, 2018, our total borrowing, including amounts associated with the Tanker Business and presented within discontinued operations, were $445.9 million and consisted of:

•	$387.4 million principal amount outstanding under our 2017 credit facility;

•	$31.0 million principal amount outstanding under the 2015 credit facility (including $15.4 million under the Amor tranche and $15.6 million under the Anikitos tranche); and

•	$27.4 million principal amount outstanding under the Aristaios credit facility.

Long-term debt relating to continued operations as of December 31, 2018 was $295.1 million.

We present amounts of long-term debt outstanding as of December 31, 2018 relating to the Tanker Business contributed to the DSS Transaction within discontinued operations. The allocation of the amounts of long term debt, not directly relating to vessels that were part of the DSS Transaction, were included in discontinued operations based on the amounts required to be paid as a result of the completion of the DSS Transaction.

In connection with the completion of the DSS Transaction on March 27, 2019, we amended our existing 2017 credit facility, prepaid an amount of $89.3 million thereunder, and fully repaid and retired all outstanding loans under the 2015 credit facility and the Aristaios credit facility, all of which translated into an aggregate repayment of our debt of $146.5 million plus accrued interest and breakage costs.

The total amount of our borrowing outstanding following the amounts prepaid in connection to the DSS Transaction was $285.5 million outstanding under our 2017 Credit Facility.

Our long-term third-party borrowings are reflected in our balance sheet as “Long-term debt, net” and as current liabilities in “Current portion of long-term debt, net.”

Our Credit Facilities

The 2017 Credit Facility

On September 6, 2017, we entered into a new senior secured term loan facility for an aggregate principal amount of up to $460.0 million with a syndicate of lenders led by Hamburg Commercial Bank AG (previously known as HSH Nordbank AG) and ING Bank N.V. We included the amount of $350.4 million in long term debt from continuing operations and the amount of $109.6 million in long term debt from discontinued operations. The following discussion refers to the amount presented in continuing operations.

In October 2017 we repaid the amount of $88.6 million of our then outstanding credit facilities and the 2017 credit facility replaced our then remaining outstanding credit facilities.

The 2017 credit facility comprised of two tranches. Tranche A was required to be repaid in 24 equal quarterly installments of $3.7 million in addition to a balloon installment of $108.9 million, which would be payable together with the final quarterly installment in the fourth quarter of 2023. Tranche B was required to be repaid fully in 24 equal quarterly installments of $6.4 million. We started paying quarterly installments under both tranches A and B on January 4, 2018.

In 2018, we prepaid $14.4 million and $5.9 million in connection to the sale of the M/T Aristotelis and the M/T Amore Mio II, thus the repayment schedule of our 2017 credit facility was amended. The required quarterly installments under the Tranche A were reduced to $3.5 million and the balloon installment to $102.7 million and the required quarterly installments under the Tranche B to $6.2 million.

In connection with the DSS Transaction, on March 27, 2019, we further amended the 2017 credit facility. The amended 2017 credit facility consists of a single tranche of $285.5 million required to be repaid in 19 equal quarterly instalments of $7.7 million in addition to a balloon installment of $139.1 million payable, together with the final quarterly installment, in the fourth quarter of 2023.

Other Credit Facilities (Now Repaid and Retired) presented in discontinued operations as of December 31, 2018.

The Aristaios credit facility.

On January 17, 2018, upon the completion of the acquisition of the shares of the company owning the M/T Aristaios, we assumed Capital Maritime’s guarantee with respect to the outstanding balance of $28.3 million under the term loan that was entered into on January 2, 2017 with Credit Agricole Corporate and Investment Bank and ING Bank NV (the “Aristaios credit facility”). The term loan was required to be repaid in twelve consecutive equal semi-annual installments of $0.9 million, beginning in July 2018, plus a balloon payment of $17.3 million payable together with the final semi-annual installment due in January 2024. The term loan bore interest at LIBOR plus a margin of 2.85%. We fully repaid and retired the Aristaios credit facility in connection with the DSS Transaction in March 2019.

The 2015 credit facility

On May 4, 2018, and October 24, 2016 upon the completion of the acquisition of the shares of the companies owning the M/T Anikitos and M/T Amor respectively, we assumed Capital Maritime’s guarantee with respect to the outstanding balance of $15.6 million (the “Anikitos tranche”) and $15.8 million (the “Amor tranche”) both under the term loan that was entered into on November 19, 2015 with ING Bank N.V.

The Anikitos tranche was required to be repaid in thirteen consecutive equal quarterly installments of $0.4 million, beginning in May 2020, plus a balloon payment of $11.0 million payable together with the final quarterly installment in June 2023.

The Amor tranche was required to be repaid in 17 consecutive equal quarterly instalments of $0.3 million, beginning in October 2018, plus a balloon payment of $10.2 million payable together with the final quarterly installment in November 2022.

The 2015 credit facility bore interest at LIBOR plus a margin of 2.50%.

We fully repaid and retired all amounts outstanding under the 2015 credit facility in connection with the DSS Transaction in March 2019.

Financial and Other Covenants

Our 2017 credit facility contains customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels. Our credit facility also contains financial covenants requiring us (i) to maintain minimum free consolidated liquidity of at least $0.5 million per collateralized vessel, (ii) to maintain a ratio of EBITDA (as defined in each credit facility) to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis and (iii) not to exceed a specified maximum leverage ratio, in the form of a ratio of total net indebtedness to (fair value adjusted) total assets, of 0.750.

In addition, our 2017 credit facility requires that we maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to our outstanding loans under the credit facility, of 125%.

Under our 2017 credit facility, the vessel owning companies may pay dividends or make distributions only if no event of default has occurred and the payment of such dividend or distribution does not result in an event of default, including a breach of any of the financial covenants. Our credit facility requires the earnings, insurances and requisition compensation of the respective vessel or vessels to be assigned as collateral. It also requires additional security, including pledge and charge on current account, corporate guarantee from each of the vessel owning companies and mortgage interest insurance.

Our obligations under our 2017 credit facility are secured by first-priority mortgages covering our vessels and are guaranteed by each vessel owning company. Our credit facility contains a “Market Disruption Clause,” which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market. For the years ended December 31, 2018, 2017, and 2016, we did not incur additional interest expense due to the “Market Disruption Clause.”

As of December 31, 2018, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and vessel asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unit holders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Any contemplated vessel acquisitions will have to be at levels that do not breach the required ratios set out above. The global economic downturn that occurred in the last several years has had an adverse effect on vessel values, and economic conditions remain fragile with significant uncertainty surrounding levels of recovery and long-term economic growth effects. If the estimated asset values of the vessels in our fleet decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. A decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

C. Research and Development

Not applicable.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on, among other things, the demand and supply dynamics characterizing the container and drybulk markets at any given time. For other trends affecting our business please see other discussions in “Item 5—Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

E. Off-Balance Sheet Arrangements

As of December 31, 2018, we have not entered into any off-balance sheet arrangements.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations from continuing operations (in thousands of U.S. Dollars) as of December 31, 2018.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years
Long-term Debt Obligations(1)	295.1	32.7	61.6	200.8
Interest Obligations(2)	61.0	16.5	26.9	17.6
Management fee(3)	14.1	3.9	6.5	3.7

Total:	370.2	53.1	95.0	222.1

(1)

In connection with the completion of the DSS Transaction on March 27, 2019, we prepaid a total principal amount of $146.5 million. The total amount of our borrowing outstanding following the amounts prepaid in connection to the DSS Transaction is $285.5 million.

(2)

Interest has been estimated based on LIBOR Bloomberg forward rates and prevailing margins as of December 31, 2018 of 3.25%. Calculation of interest obligations does not give effect to the DSS Transaction.

(3)

The fees payable to Capital Ship Management represent fees for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants. Management fees under the floating fee management agreements have been increased annually based on the United States Consumer Price Index for December 2018. The amount of $3.7 million for payments due between three and five years has been calculated on the basis of the expiration dates of our management agreements as in effect on December 31, 2018. Calculation of the management fee does not give effect to the DSS Transaction.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and which could potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies. For a description of all of our significant accounting policies, see Note 2 (Significant Accounting Policies) to our Financial Statements included herein for more information.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. However, in recent years, market conditions have changed significantly as a result of the credit crisis and the resulting slowdown in world trade. Charter rates for vessels have decreased and vessel values have been affected. We consider these market developments as indicators of potential impairment of the carrying amount of our assets.

The table set forth below specifies (i) the carrying value of each of our vessels as of December 31, 2018 and 2017; (ii) which of those vessels we believe had a charter-free market value below its carrying value; and (iii) the aggregate difference between carrying value and charter-free market value. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, to a willing buyer in circumstances where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

Our estimates of basic market value assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the average of two estimated market values for the vessels received from third-party independent shipbrokers approved by our banks. You should note that vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were to be sold.

Vessels	Date acquired by us	Carrying value as of December 31, 2018 (in millions of United States dollars)		Carrying value as of December 31, 2017 (in millions of United States dollars)
M/T Amore Mio II	03/27/2008	$—		$42.8	*
M/V Cape Agamemnon	06/09/2011	$36.8	*	$38.8	*
M/V Archimidis	12/22/2012	$46.6	*	$49.9	*
M/V Agamemnon	12/22/2012	$49.7	*	$52.9	*
M/V Hyundai Prestige	09/11/2013	$43.0	*	$45.1	*
M/V Hyundai Premium	03/20/2013	$42.3	*	$44.3	*

Vessels	Date acquired by us	Carrying value as of December 31, 2018 (in millions of United States dollars)		Carrying value as of December 31, 2017 (in millions of United States dollars)
M/V Hyundai Paramount	03/27/2013	$42.4	*	$44.4	*
M/V Hyundai Privilege	09/11/2013	$43.1	*	$45.2	*
M/V Hyundai Platinum	09/11/2013	$43.2	*	$45.2	*
M/V CMA CGM Amazon	06/10/2015	$79.5	*	$82.9	*
M/V CMA CGM Uruguay	09/18/2015	$80.4	*	$83.9	*
M/V CMA CGM Magdalena	02/26/2016	$79.1		$82.4	*
Total		$586.1		$657.8

*	Indicates vessels for which we believe that, as of December 31, 2018 and 2017, the basic charter-free market value is lower than the carrying value. We believe that the aggregate carrying value of these vessels, assessed separately, exceeded their aggregate basic charter-free market value by approximately $118.3 million and $129.5 million as of December 31, 2018 and 2017, respectively. As discussed in “Critical Accounting Policies—Vessel Lives and Impairment,” we believe that the carrying values of our vessels as of December 31, 2018 and 2017 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

We performed undiscounted cash flow tests as of December 31, 2018 and 2017, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (our remaining charter agreement rates);

•	vessel operating expenses;

•	dry-docking expenditures;

•

an estimated gross daily time charter equivalent for the unfixed days (based on the ten-year average historical one-year Time Charter Equivalent) over the remaining economic life of each vessel, excluding days of scheduled off-hires;

•	residual value of vessels;

•	commercial and technical management fees;

•	a utilization rate of 98.3 % based on the fleet’s historical performance; and

•	the remaining estimated life of our vessels.

Although we believe that the assumptions used to evaluate potential impairment, which are largely based on the historical performance of our fleet, are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Our assumptions, based on historical trends, and our accounting policies are as follows:

•

in accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for our vessels, commencing at the date the vessel was originally delivered from the shipyard;

•	estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet’s historical performance;

•

estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can re-charter our vessels based on market trends. We believe that the ten-year average historical Time Charter Equivalent is appropriate (or less than ten years if appropriate data is not available) for the following reasons:

•	it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of our vessels;

•	it reflects the type of business concluded by us (period as opposed to spot);

•	it includes at least one market cycle; and

•	respective data series are adequately populated.

•

estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our vessels may spend operating on the spot market, are based on the historical experience of our fleet;

•

estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs based on the historical experience of our fleet and our expectations of future operating requirements;

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate of $180 per ton; and

•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2018 and 2017, we would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their ten-year historical averages as follows:

	Percentage Decline from which Impairment would be Recorded
	Year ended December 31, 2018	Year ended December 31, 2017
Vessel
Cape vessel	31.0%	48.7%
Container vessels 5,000 TEU	35.3%	35.8%
Container vessels 8,000 TEU	24.8%	31.0%
Container vessels 9,000 TEU	28.1%	40.7%
Suez Max	—	12.7%

As of April 26, 2019 and December 31, 2018, our current rates for time charters on average were above / (below) their ten-year historical averages as follows:

	Time Charter Rates as Compared with Ten-year Historical Average (as percentage above/(below))
	As of April 26, 2019	As of December 31, 2018
Vessel
Cape vessel	129.2%	129.2%
Container vessels 5,000 TEU	38.0%	38.0%
Container vessels 8,000 TEU	(23.7)%	(23.7)%
Container vessels 9,000 TEU	57.6%	57.6%

Based on the above assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2018 and 2017.

Recent accounting pronouncements

Please see Note 2(q) (Significant Accounting Policies—Recent Accounting Pronouncements) to our Financial Statements included herein.

Page
INDEX TO FINANCIAL STATEMENTS

CAPITAL PRODUCT PARTNERS L.P.

Report of Independent Registered Public Accounting Firm	I-19
Consolidated Balance Sheets as of December 31, 2018 and 2017	I-20
Consolidated Statements of Comprehensive (Loss) / Income for the years ended December 31, 2018, 2017 and 2016	I-21
Consolidated Statements of Changes in Partners’ Capital for the years ended December 31, 2018, 2017 and 2016	I-22
Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016	I-23
Notes to the Consolidated Financial Statements	I-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. and its subsidiaries (the “Partnership”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive (loss)/income, changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2019 (not presented herein) expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 26, 2019 (October 11, 2019 as to Note 3)

We have served as the Company’s auditor since 2006.

Capital Product Partners L.P.

Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units)

	As of December 31, 2018	As of December 31, 2017
Assets
Current assets
Cash and cash equivalents	$21,203	$53,297
Trade accounts receivable	16,126	4,772
Prepayments and other assets	2,017	2,275
Inventories	1,516	2,498
Assets held for sale (Note 5)	—	29,027
Current assets from discontinued operations (Note 3)	23,698	13,588

Total current assets	64,560	105,457

Fixed assets
Vessels, net (Note 5)	586,100	657,668

Total fixed assets	586,100	657,668

Other non-current assets
Above market acquired charters (Note 6)	60,655	75,035
Deferred charges, net	—	700
Restricted cash (Note 7)	16,996	18,000
Prepayments and other assets	2,466	1,009
Non-current assets from discontinued operations (Note 3)	654,468	608,347

Total non-current assets	1,320,685	1,360,759

Total assets	$1,385,245	$1,466,216

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 7)	$37,479	$34,706
Trade accounts payable	14,348	9,631
Due to related parties (Note 4)	17,742	14,234
Accrued liabilities (Note 9)	16,740	15,111
Deferred revenue, current (Note 4)	7,315	11,550
Liability associated with vessel held for sale (Notes 5, 7)	—	14,781
Current liabilities from discontinued operations (Note 3)	21,535	23,058

Total current liabilities	115,159	123,071

Long-term liabilities
Long-term debt, net (Note 7)	253,932	295,860
Deferred revenue	96	5,920
Long-term liabilities from discontinued operations (Note 3)	134,744	107,960

Total long-term liabilities	388,772	409,740

Total liabilities	503,931	532,811

Commitments and contingencies (Note 15)
Partners’ capital
General Partner	15,436	16,427
Limited Partners - Common (18,178,100 units issued and outstanding at December 31, 2018 and 2017 (adjusted for the March 2019 Reverse Split))	755,372	806,472
Limited Partners - Preferred (12,983,333 Class B units issued and outstanding at December 31, 2018 and 2017)	110,506	110,506

Total partners’ capital	881,314	933,405

Total liabilities and partners’ capital	$1,385,245	$1,466,216

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Comprehensive (Loss) / Income

(In thousands of United States Dollars except number of units and net (loss) / income per unit)

	For the years ended December 31,
	2018	2017	2016
Revenues	$116,894	$106,696	$104,337
Revenues – related party (Note 4)	701	9,976	9,344

Total Revenues	117,595	116,672	113,681

Expenses:
Voyage expenses (Note 10)	9,113	4,667	3,352
Vessel operating expenses (Note 10)	26,427	27,398	28,311
Vessel operating expenses - related party (Notes 4, 10)	4,221	4,466	4,330
General and administrative expenses (Note 4)	5,713	6,236	6,253
Vessel depreciation and amortization (Note 5)	32,813	35,979	35,082
Impairment of vessels (Notes 5, 8)	28,805	3,282	—

Operating income	10,503	34,644	36,353

Other income / (expense), net:
Interest expense and finance cost (Note 7)	(18,964)	(19,963)	(18,589)
Other income	850	1,114	986

Total other expense, net	(18,114)	(18,849)	(17,603)

Partnership’s net (loss) / income from continuing operations	$(7,611)	$15,795	$18,750

Preferred unit holders’ interest in Partnership’s net income from continuing operations	$11,101	$11,101	$11,101
General Partner’s interest in Partnership’s net (loss) / income from continuing operations	$(352)	$86	$150
Common unit holders’ interest in Partnership’s net (loss) / income from continuing operations	$(18,360)	$4,608	$7,499

Partnership’s net income from discontinued operations (Note 3)	$7,507	$22,688	$33,739

Total Partnership’s comprehensive (loss) / income:	$(104)	$38,483	$52,489

Net (loss) / income from continuing operations per (Note 14):
• Common unit, basic and diluted (adjusted for the March 2019 Reverse Split)	$(1.01)	$0.26	$0.44
Weighted-average units outstanding:
• Common units, basic and diluted (adjusted for the March 2019 Reverse Split)	18,100,455	17,692,192	17,114,761
Net income from discontinued operations per
• Common unit, basic and diluted (adjusted for the March 2019 Reverse Split)	$0.41	$1.25	$1.91
Weighted-average units outstanding:
• Common units, basic and diluted (adjusted for the March 2019 Reverse Split)	18,100,455	17,692,192	17,114,761
Net (loss) / income from operations per
• Common unit, basic and diluted (adjusted for the March 2019 Reverse Split)	$(0.60)	$1.51	$2.35
Weighted-average units outstanding:
• Common units, basic and diluted (adjusted for the March 2019 Reverse Split)	18,100,455	17,692,192	17,114,761

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at December 31, 2015	$16,998	$810,239	$110,583	$937,820

Distributions declared and paid (distributions of $3.22 per common unit (adjusted for the March 2019 Reverse Split) and $0.86 per preferred unit)	(1,131)	(55,884)	(11,178)	(68,193)
Partnership’s net income	818	40,570	11,101	52,489
Issuance of Partnership’s units (Note 12)	—	4,567	—	4,567
Equity compensation expense (Note 13)	—	1,074	—	1,074

Balance at December 31, 2016	$16,685	$800,566	$110,506	$927,757

Distributions declared and paid (distributions of $2.24 per common unit (adjusted for the March 2019 Reverse Split) and $0.86 per preferred unit)	(780)	(39,749)	(11,101)	(51,630)
Partnership’s net income	522	26,860	11,101	38,483
Issuance of Partnership’s units (Note 12)	—	17,639	—	17,639
Equity compensation expense (Note 13)	—	1,156	—	1,156

Balance at December 31, 2017	$16,427	$806,472	$110,506	$933,405

Distributions declared and paid (distributions of $2.24 per common unit (adjusted for the March 2019 Reverse Split) and $0.86 per preferred unit)	(780)	(40,719)	(11,101)	(52,600)
Partnership’s net (loss)/income	(211)	(10,994)	11,101	(104)
Equity compensation expense (Note 13)	—	613	—	613

Balance at December 31, 2018	$15,436	$755,372	$110,506	$881,314

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the years ended December 31,
	2018	2017	2016
Cash flows from operating activities of continuing operations:
Net (loss) / income from continuing operations	$(7,611)	$15,795	$18,750
Adjustments to reconcile net (loss) / income to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization (Note 5)	32,813	35,979	35,082
Amortization and write off of deferred financing costs	1,359	961	1,009
Amortization of above market acquired charters (Note 6)	14,380	14,380	14,309
Equity compensation expense (Note 13)	613	1,156	1,074
Impairment of vessel (Notes 5, 8)	28,805	3,282	—
Changes in operating assets and liabilities:
Trade accounts receivable	(11,354)	(2,275)	183
Prepayments and other assets	855	710	(831)
Inventories	1,147	(438)	(153)
Trade accounts payable	4,074	2,766	(595)
Due to related parties	3,508	(1,861)	(6,059)
Accrued liabilities	1,648	7,624	662
Deferred revenue	(10,059)	(11,542)	24,976
Dry docking costs paid	—	(609)	(1,479)

Net cash provided by operating activities of continuing operations	$60,178	$65,928	$86,928

Cash flows from investing activities of continuing operations:
Vessel acquisitions and improvements including time charter agreements (Note 5)	(2,428)	(1,679)	(74,502)
Net proceeds from sale of vessels	39,789	—	—

Net cash provided by / (used in) investing activities of continuing operations	$37,361	$(1,679)	$(74,502)

Cash flows from financing activities of continuing operations:
Proceeds from issuance of Partnership units (Note 12)	—	17,815	4,546
Expenses paid for issuance of Partnership units	—	(247)	(784)
Proceeds from issuance of long-term debt (Note 7)	—	—	26,661
Payments of long-term debt (Note 7)	(55,283)	(98,464)	(13,219)
Deferred financing costs paid	(72)	(3,803)	(24)
Dividends paid (Note 12)	(52,600)	(51,630)	(68,193)

Net cash used in financing activities of continuing operations	$(107,955)	$(136,329)	$(51,013)

Net decrease in cash, cash equivalents and restricted cash from continuing operations	$(10,416)	$(72,080)	$(38,587)

Cash flows from discontinued operations
Operating activities	37,712	61,046	68,158
Investing activities	(41,837)	(359)	(16,280)
Financing activities	(18,557)	(31,988)	4,197

Net (decrease) / increase in cash, cash equivalents and restricted cash from discontinued operations	$(22,682)	$28,699	$56,075

Net (decrease) / increase in cash, cash equivalents and restricted cash	$(33,098)	$(43,381)	$17,488

Cash, cash equivalents and restricted cash at the beginning of the year	$71,297	$114,678	$97,190

Cash, cash equivalents and restricted cash at the end of the year	$38,199	$71,297	$114,678

Supplemental cash flow information
Cash paid for interest	$24,952	$19,646	$23,763
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	$547	$312	$1,383
Offering expenses included in liabilities	$—	$35	$106
Deferred financing costs included in liabilities	$—	$79	$—
Capitalized dry docking costs included in liabilities	$480	$11	$1,141
Assumption of loans regarding the acquisition of the shares of the companies owning the M/T Aristaios, the M/T Anikitos and the M/T Amor included in discontinued operations	$43,958	$—	$15,750
Units issued to acquire the shares of the company owning M/T Amor included in discontinued operations	$—	$—	$911
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$21,203	$53,297	$96,678
Restricted cash - Non-current assets	$16,996	$18,000	$18,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$38,199	$71,297	$114,678

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners, L.P. was formed on January 16, 2007, under the laws of the Marshall Islands. Capital Product Partners, L.P. and its fully owned subsidiaries (collectively the “Partnership”) is an international shipping company. As of December 31, 2018, its fleet of thirty-six high specification vessels consisted of three Suezmax crude oil tankers, twenty-one modern Medium range tankers, all of which are classed as IMO II/III chemical/product carriers, one Aframax crude-oil tanker, (the “Crude and Product tanker business”), ten Neo-Panamax container carrier vessels and one Capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products (such as gasoline, diesel, fuel oil and jet fuel), edible oils and certain chemicals, such as ethanol, as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

The DSS Transaction

On November 27, 2018, the Partnership entered into a definitive transaction agreement (the “Transaction Agreement”) with DSS Holdings L.P. (“DSS”), a privately held third party company, pursuant to which the Partnership agreed to spin off its Crude and Product tanker business into a separate publicly listed company which would combine with DSS’s businesses and operations in a share-to-share transaction (the “DSS Transaction”). Pursuant to the Transaction Agreement:

(a) the Partnership agreed to establish a number of entities for the implementation of the DSS Transaction, including Athena SpinCo Inc. (“Athena”);

(b) the Partnership agreed to contribute to Athena the Crude and Product tanker business, associated inventories, $10,000 in cash plus prorated charter hire and net payments received from February 20, 2019 onwards with specific arrangements relating to the funding of working capital;

(c) the Partnership agreed to distribute all 12,725,000 shares of common stock of Athena (renamed Diamond S Shipping Inc. or “Diamond S”) that it owned by way of a pro rata distribution to holders of the Partnership’s common and general partner units (the “distribution”);

(d) Immediately following the distribution, there was a series of mergers as a result of which Diamond S would acquire the business and operations of DSS (the “combination”). In the combination, Diamond S issued additional shares of Diamond S common stock to DSS in such amount as to reflect the relative net asset values of the respective businesses and the agreed implied premium on the net asset value of the Crude and Product tanker business; and

(e) DSS entered into several firm commitments for a syndicated five-year term loan and revolving credit facility of up to $360,000 with a syndicate of global shipping banks, and agreed to turn over net proceeds in such amount to partially prepay a portion of the loans outstanding under the Partnership’s existing credit facilities, redeem the Partnership’s Class B Units and fund transaction expenses.

The DSS Transaction was completed on March 27, 2019. Results of operations and cash flows of the Crude and Product tanker business and assets and liabilities that were part of the DSS Transaction are reported as discontinued operations for all periods presented (Note 3).

Effective March 27, 2019, the Partnership effected a one for seven reverse unit split of its issued and outstanding common and general partner units (the “March 2019 Reverse Split”) (Note 14). All units and per units amounts disclosed in the financial statements give effect to this reverse stock split retroactively, for all periods presented.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information – Continued

The consolidated financial statements include Capital Product Partners, L.P. and the following wholly owned subsidiaries which were all incorporated or formed under the laws of the Marshall Islands and Liberia.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight “DWT”	Date acquired by the Partnership	Date acquired by Capital Maritime & Trading Corp. (“CMTC”)
Capital Product Operating LLC	01/16/2007	—	—	—	—
Crude Carriers Corp.	10/29/2009	—	—	09/30/2011	—
Crude Carriers Operating Corp.	01/21/2010	—	—	09/30/2011	—
Shipping Rider Co. (4)	09/16/2003	M/T Atlantas II	36,760	04/04/2007	04/26/2006
Canvey Shipmanagement Co. (4)	03/18/2004	M/T Assos	47,872	08/16/2010 04/04/2007	05/17/2006
Centurion Navigation Limited (4)	08/27/2003	M/T Aktoras	36,759	04/04/2007	07/12/2006
Polarwind Maritime S.A. (4)	10/10/2003	M/T Agisilaos	36,760	04/04/2007	08/16/2006
Carnation Shipping Company (4)	11/10/2003	M/T Arionas	36,725	04/04/2007	11/02/2006
Apollonas Shipping Company (4)	02/10/2004	M/T Avax	47,834	04/04/2007	01/12/2007
Tempest Maritime Inc. (4)	09/12/2003	M/T Aiolos	36,725	04/04/2007	03/02/2007
Iraklitos Shipping Company (4)	02/10/2004	M/T Axios	47,872	04/04/2007	02/28/2007
Epicurus Shipping Company (4)	02/11/2004	M/T Atrotos	47,786	03/01/2010 05/08/2007	05/08/2007
Laredo Maritime Inc. (4)	02/03/2004	M/T Akeraios	47,781	07/13/2007	07/13/2007
Lorenzo Shipmanagement Inc. (4)	05/26/2004	M/T Apostolos	47,782	09/20/2007	09/20/2007
Splendor Shipholding S.A. (4)	07/08/2004	M/T Anemos I	47,782	09/28/2007	09/28/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos (1)	12,000	09/24/2007	01/20/2005
Sorrel Shipmanagement Inc. (4)	02/07/2006	M/T Alexandros II	51,258	01/29/2008	01/29/2008
Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II (2)	159,982	03/27/2008	07/31/2007
Forbes Maritime Co.	02/03/2004	M/T Aristofanis (1)	12,000	04/30/2008	06/02/2005
Wind Dancer Shipping Inc. (4)	02/07/2006	M/T Aristotelis II	51,226	06/17/2008	06/17/2008
Belerion Maritime Co. (4)	01/24/2006	M/T Aris II	51,218	08/20/2008	08/20/2008
Mango Finance Corp.	07/14/2006	M/T Agamemnon II (1)	51,238	04/07/2009	11/24/2008
Navarro International S.A. (4)	07/14/2006	M/T Ayrton II	51,260	04/13/2009	04/10/2009
Adrian Shipholding Inc. (4)	06/22/2004	M/T Alkiviadis	36,721	06/30/2010	03/29/2006
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon	179,221	06/09/2011	01/25/2011
Cooper Consultants Co. renamed to Miltiadis M II Carriers Corp. (4)	04/06/2006	M/T Miltiadis M II	162,397	09/30/2011	04/26/2006
Amoureux Carriers Corp. (4)	04/14/2010	M/T Amoureux	149,993	09/30/2011	—
Aias Carriers Corp. (4)	04/14/2010	M/T Aias	150,393	09/30/2011	—
Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon	108,892	12/22/2012	06/28/2012
Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis	108,892	12/22/2012	06/22/2012
Aenaos Product Carrier S.A.	10/16/2013	M/T Aristotelis (2)	51,604	11/28/2013	—
Anax Container Carrier S.A.	04/08/2011	M/V Hyundai Prestige	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium	63,010	03/20/2013	03/11/2013

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information – Continued

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight “DWT”	Date acquired by the Partnership	Date acquired by Capital Maritime & Trading Corp. (“CMTC”)
Iason Container Carrier S.A.	04/08/2011	M/V Hyundai Paramount	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum	63,010	09/11/2013	06/14/2013
Miltiadis M II Corp.	08/28/2012	—	—	—	—
Dias Container Carrier S.A.	05/16/2013	M/V CMA CGM Amazon	115,534	06/10/2015	06/10/2015
Poseidon Container Carrier S.A.	05/16/2013	M/V CMA CGM Uruguay	115,639	09/18/2015	09/18/2015
Isiodos Product Carrier S.A. (4)	05/31/2013	M/T Active	50,136	03/31/2015	03/31/2015
Titanas Product Carrier S.A. (4)	05/31/2013	M/T Amadeus	50,108	06/30/2015	06/30/2015
Atrotos Container Carrier S.A.	10/25/2013	M/V CMA CGM Magdalena	115,639	02/26/2016	02/26/2016
Filonikis Product Carrier S.A. (4)	05/31/2013	M/T Amor	49,999	10/24/2016	09/30/2015
Asterias Crude Carrier S.A. (4)	07/13/2015	M/T Aristaios	113,689	01/17/2018	01/10/2017
Iason Product Carrier S.A. (4)	08/28/2013	M/T Anikitos	50,082	05/04/2018	06/21/2016
Athena SpinCo Inc.(3,4)	11/14/2018	—	—	—	—
Athena MergerCo 1 Inc.(3,4)	11/14/2018	—	—	—	—
Athena MergerCo 2 Inc.(3,4)	11/14/2018	—	—	—	—
Athena MergerCo 3 LLC.(3,4)	11/14/2018	—	—	—	—
Athena MergerCo 4 LLC (3,4)	11/14/2018	—	—	—	—

(1)	Vessels were disposed in the previous years.
(2)	Vessels were disposed in 2018 (Note 5).
(3)	Companies established for the purpose of the agreement between the Partnership and DSS.
(4)	Companies part of the Crude and Product tanker business which were spun-off on March 27, 2019.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies

(a)

Principles of Consolidation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the accounts of the legal entities comprising the Partnership as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation.

(b)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(c)

Accounting for Revenue, Voyage and Operating Expenses: The Partnership generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters, bareboat charters or voyage charters.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. Some of the Partnership’s time charters may also contain profit sharing provisions, under which the Partnership can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance, and the charterer generally assumes all risk and costs of operation during the bareboat charter period. Time and bareboat charters are considered operating leases and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Revenues from time and bareboat charters are recognized ratably on a straight line basis over the period of the respective charter. Revenues from profit sharing arrangements in time charters are recognized in the period earned. Under time and bareboat charter agreements, all voyages expenses, except commissions are assumed by the charterer. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Partnership under time charter agreements.

A voyage charter is a contract in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Partnership accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Partnership can identify each party’s rights regarding the services to be transferred, (3) the Partnership can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Partnership’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Partnership will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Partnership determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begin to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage clause according to which the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time as per the charter party clause at the ports visited which is recorded as demurrage revenue. Revenues from voyage charters are recognized on a straight line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. In voyage charters, vessel operating and voyage expenses are paid for by the Partnership. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Partnership retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

Deferred revenue represents cash received for undelivered performance obligations and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(c) Accounting for Revenue, Voyage and Operating Expenses – Continued:

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Partnership and are expensed over the related charter period. All other voyage expenses are expensed as incurred, except for expenses during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port). Any expenses incurred during the ballast portion of the voyage such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Partnership satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that we can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘prepayments and other assets’ in the consolidated balance sheets.

Vessel operating expenses presented in the consolidated financial statements mainly consist of:

•	Management fees payable to the Partnership’s manager, Capital Ship Management Corp. (the “Manager” or “CSM”) under a type of Management agreement (Note 4); and

•	Crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses.

Vessel operating expenses are expensed as incurred.

(d)

Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in other income in the consolidated statements of comprehensive (loss) / income.

(e)

Cash and Cash Equivalents: The Partnership considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)

Restricted cash: For the Partnership to comply with debt covenants under its credit facilities, it must maintain minimum cash deposits. Such deposits are considered by the Partnership to be restricted cash.

(g)

Trade Accounts Receivable: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that has been billed but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write off. As of December 31, 2018 and 2017 there were no write offs.

(h)

Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of disposal and transportation. The cost is determined by the first-in, first-out method.

(i)

Vessels Held for Sale: The Partnership classifies vessels as being held for sale when the following criteria are met: (i) management is committed to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale.

If a plan to sell a vessel is cancelled, the Partnership reclassifies the vessel as held for use and re-measures it at the lower of (i) its carrying amount before the vessel was classified as held for sale, adjusted for any depreciation expense that would have been recognized if the vessel had been continuously classified as held and used and (ii) its fair value at the date of the subsequent decision not to sell.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(j)

Fixed Assets: Fixed assets consist of vessels, which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon their construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. The cost of each of the Partnership’s vessels is depreciated, beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Partnership’s vessels to be $0.2 per light weight ton (LWT) and useful life to be 25 years.

(k)

Impairment of Long-lived Assets: An impairment loss on long-lived assets is recognized when indicators of impairment are present and the carrying amount of the long-lived asset is greater than its fair value and not believed to be recoverable. In determining future benefits derived from use of long-lived assets, the Partnership performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the asset, including any related intangible assets and liabilities, exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

In recent years, changing market conditions resulted in a decrease in charter rates and values of assets. The Partnership considered these market developments as indicators of potential impairment of the carrying amount of its long-lived assets. The Partnership has performed an undiscounted cash flow test based on U.S. GAAP as of December 31, 2018 and 2017, determining undiscounted projected net operating cash flows for the vessels and comparing them to the carrying values of the vessels, and any related intangible assets and liabilities. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Partnership determined that the vessels held for use and their related intangible assets and liabilities were not impaired as of December 31, 2018 and 2017.

(l)

Deferred charges, net: Deferred charges, net are comprised mainly of dry docking costs. The Partnership’s vessels are required to be dry docked every thirty to sixty months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Partnership has adopted the deferral method of accounting for dry docking activities whereby costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry docking activity.

(m)

Intangible assets: The Partnership records all identified tangible and intangible assets or any liabilities associated with the acquisition of a business or an asset at fair value. When a vessel or a business that owns a vessel is acquired with an existing charter agreement, the Partnership considers whether any value should be assigned to the attached charter agreement acquired. The value to be assigned to the charter agreement is based on the difference of the contractual charter rate of the agreement acquired and the prevailing market rate for a charter of equivalent duration at the time of the acquisition, determined by independent appraisers as at that date. The resulting above-market (assets) or below-market (liabilities) charters are amortized using the straight line method as a reduction or increase, respectively, to revenues over the remaining term of the charters.

(n)

Net Income Per Limited Partner Unit: Basic net income per limited partner unit is calculated by dividing the Partnership’s net income less net income allocable to preferred unit holders, general partner’s interest in net income (including incentive distribution rights (“IDR”)) and net income allocable to unvested units, by the weighted-average number of common units outstanding during the period (Note 14). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue limited partner units were exercised.

(o)

Segment Reporting: The Partnership reports financial information and evaluates its operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers, i.e. time or bareboat charters. The Partnership does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Partnership has determined that it operates as one reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(p)

Omnibus Incentive Compensation Plan: Equity compensation expense represents vested and unvested units granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in general and administrative expenses in the consolidated statements of comprehensive (loss) / income. These units are measured at their fair value equal to the market value of the Partnership’s common units on the grant date. The units that contain a time-based service vesting condition are considered unvested units on the grant date and the total fair value of such units is recognized on a straight-line basis over the requisite service period. (Note 13).

(q)

Recent Accounting Pronouncements: In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under prior implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update was effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption was permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. During 2018, the Partnership adopted this ASU. The implementation of this ASU resulted in acquisitions of vessel owning companies being treated as asset acquisitions while under the old standard they may have been treated as acquisitions of a business. However, there is no impact on the financial statements of the Partnership as in both cases the transaction price was allocated to the vessel and the attached time charter.

In November 2016, the FASB issued ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update was effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years and is required to be applied retrospectively. Early adoption was permitted, including adoption in an interim period. The implementation of this update on January 1, 2018, affected the presentation in the statement of cash flows relating to changes in restricted cash which are presented as part of cash, whereas previously the Partnership presented these within investing activities. The implementation had no impact on the Partnership’s balance sheet and statement of comprehensive (loss) / income.

In August 2016, the FASB issued ASU 2016-15 – classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update was effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption was permitted, including adoption in an interim period. There was no impact from the adoption of this update as the Partnership’s classification of the related cash payments and cash receipts has always been reported as described in the ASU.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The main provision of this ASU is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. Accounting by lessors will remain largely unchanged from current U.S. GAAP. The requirements of this standard include an increase in required disclosures. The Partnership expects that its time charter arrangements will be subject to the requirements of the new leases standard, as the Partnership will be regarded as the lessor. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after the date of initial application, amended subsequently with ASU 2018-11 below adding an option to use certain transition relief. This standard is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(q) Recent Accounting Pronouncements – Continued:

In July 2018, the FASB issued ASU 2018-11 to provide entities with relief from the costs of implementing certain aspects of the new leases standard, ASU 2016-02 (codified as ASC 842). Specifically, under the amendments in ASU 2018-11:

(a) Entities may elect not to recast the comparative periods presented when transitioning to ASC 842; and

(b) Lessors may elect not to separate lease and non-lease components when the following criteria are met: Criterion A — the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and Criterion B — the lease component, if accounted for separately, would be classified as an operating lease.

The transition relief amendments in the ASU apply to entities that have not yet adopted ASC 842. The effective date and transition requirements for the amendments in this update for entities that have not adopted Topic 842 before the issuance of this update are the same as the effective date and transition requirements in Update 2016-02.

In December 2018, the FASB issued ASU 2018-20 to provide narrow scope improvements for lessors. The amendments in this update related to sales taxes and other similar taxes collected from lessees affect all lessors that elect the accounting policy election. In addition, amendments in this update related to lessor costs affect all lessor entities that have lease contracts that either require lessees to pay lessor costs directly to a third party or require lessees to reimburse lessors for costs paid by lessors directly to third parties. Finally, the amendments in this update related to recognition of variable payments for contracts with lease and non-lease components affect all lessor entities with variable payments that relate to both lease and non-lease components. The effective date and transition requirements for the amendments in this update for entities that have not adopted Topic 842 before the issuance of this update are the same as the effective date and transition requirements in ASU 2016-02. The Partnership adopted this standard for the reporting period commencing on January 1, 2019 and elected the practical expedient under ASU 2018-11 for the vessels under time charter agreements. Furthermore, the Partnership applied the transition provisions of ASU 2016-02 at its adoption date, rather than the earliest comparative period presented in the financial statements, as permitted by ASU 2018-11. The nature of the lease component and non-lease component that were combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The lease component is the predominant component and the Partnership accounts for the combined component as an operating lease in accordance with Topic 842. The Partnership applied topic 842 with no significant impact on its financial statements and as a result no adjustment was posted in the Partnership’s opening retained earnings as of January 1, 2019.

In May 2014, the FASB issued ASU No 2014-09 Revenue from Contracts with Customers. ASU 2014-09, as amended, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The standard was effective for annual periods beginning after December 15, 2017, and interim periods therein, and is applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. Under ASC 606, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations of the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfied a performance obligation. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized. The Partnership adopted the provisions of ASC 606 on January 1, 2018 using the modified retrospective approach for contracts that are not completed at the date of initial application. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. The effect of the implementation of this update was insignificant as most of the Partnership’s vessels were operated under time charter arrangements as of December 31, 2017 and as a result no adjustment was posted in the Partnership’s opening retained earnings as of January 1, 2018. Time charter contracts are considered operating leases and therefore do not fall under the scope of ASC 606 because (i) the vessel is an identifiable asset (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Since the Partnership’s performance obligation under each voyage contract is met evenly as the voyage progresses, the revenue is recognized on a straight-line basis over the voyage days from the date the vessel is ready to load the cargo to completion of its discharge and is not related to the timing of payment received from the customer.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(q) Recent Accounting Pronouncements – Continued:

Payment terms under voyage charters are disclosed in the relevant voyage charter agreements. Prior to the adoption of this standard, revenues generated under voyage charter agreements were recognized on a pro-rata basis over the period of the voyage which was deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel’s arrival at the agreed upon port, and deemed to end upon the completion of discharge of the delivered cargo.

Further, the adoption of ASC 606 impacted the accounts receivable, the prepayments and other assets and the current liabilities on our balance sheet as of December 31, 2018. Under ASC 606, receivables represent an entity’s unconditional right to consideration, whether billed or unbilled. As of December 31, 2018 prepayments and other assets include bunker expenses of $397 incurred between the contract date and the date of the vessel’s arrival to the load port. As of January 1, 2018 there was no balance relating to contract fulfillment costs. As of December 31, 2018 and 2017 the unearned revenue related to undelivered performance obligations amounted to $371 and $0 respectively. The Partnership will recognize this revenue in the first quarter of 2019 as the performance obligations are met.

The following table shows the revenues earned from time and bareboat charters and voyage charters from continuing operations for the year ended December 31, 2018:

For the year ended December 31, 2018
Time and bareboat charters (operating leases)	$107,923
Voyage charters (accounted for under ASC 606)	9,672

Total	$117,595

The following table presents the impact of the adoption of ASU 2014-09 on our balance sheet at December 31, 2018:

	As at December 31, 2018
	As reported	Balances without adoption of ASU 2014-09	Effect of change
Assets
Current Assets
Trade accounts receivable	$16,126	$17,526	$(1,400)
Prepayments and other assets	2,017	1,620	397
Liabilities
Current liabilities	115,159	115,194	35

The following table presents the impact of the adoption of ASU 2014-09 on our statement of comprehensive (loss) / income:

	For the year ended December 31, 2018
	As reported	Balances without adoption of ASU 2014-09	Effect of change
Partnership’s net income from discontinued operations	7,507	8,475	(968)
Partnership’s net (loss) / income from operations	(104)	864	(968)
Net income from discontinued operations per common unit basic and diluted (adjusted for the March 2019 Reverse Split)	0.41	0.46	(0.05)
Net loss from operations per common unit basic and diluted (adjusted for the March 2019 Reverse Split)	(0.60)	(0.55)	(0.05)

The adoption of ASC 606 had no impact on net cash provided by operating activities, investing activities and financing activities for the year ended December 31, 2018.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Discontinued Operations

The Partnership’s discontinued operations relate to the operations of Diamond S, as following the spin-off, the Partnership has no continuing involvement in this business (Note 1).

Summarized selected operating results of the Partnership’s discontinued operations for the years ended December 31, 2018, 2017 and 2016 were as follows:

Major items constituting income from discontinued operations	For the years ended December 31,
	2018	2017	2016
Revenues	161,659	132,443	127,939
Expenses
Voyage expenses	37,202	10,498	6,928
Vessel operating expenses	68,406	54,281	44,862
Vessel depreciation and amortization	40,276	38,014	36,815
Interest expense and finance cost	8,433	6,642	5,713
Other (income) / expenses	(165)	320	(118)

Net income from discontinued operations	7,507	22,688	33,739

Summarized selected balance sheet information of the Partnership’s discontinued operations as of December 31, 2018 and 2017 was as follows:

Carrying amounts of major classes of assets included as part of discontinued operations	As of December 31, 2018	As of December 31, 2017
Cash	10,000	10,000
Inventories	7,183	2,817
Prepayments and other assets	6,515	771

Total major classes of current assets of discontinued operations	23,698	13,588

Vessels	643,682	607,528
Deferred charges, net	2,220	819
Above market acquired charters	7,531	—
Prepayments and other assets	1,035	—

Total major classes of non-current assets of discontinued operations	654,468	608,347

Total major classes of assets of discontinued operations	678,166	621,935

Carrying amounts of major classes of liabilities included as part of discontinued operations
Current portion of long-term debt, net	14,869	15,808
Deferred revenue	1,611	7,250
Trade accounts payables and accrued liabilities	5,055	—

Total major classes of current liabilities of discontinued operations	21,535	23,058

Long-term debt, net	134,744	107,960

Total major classes of long term liabilities of discontinued operations	134,744	107,960

Total major classes of liabilities of the discontinued operations	156,279	131,018

During 2018, the Partnership acquired the M/T Aristaios and the M/T Anikitos and their attached time charter contracts. As the time charters daily rates of these contracts were above the market rates as of the transactions’ completion dates, the Partnership recognized the time charter contracts in its financial statements as above market acquired charters. The Partnership allocated the total consideration for these acquisitions to the vessels in the amount of $73,959 and to the above market acquired charters in the amount of $10,041. The M/T Aristaios and M/T Anikitos are part of the Crude and Product Tanker business that the Partnership spun-off in connection with the DSS Transaction.

During 2018 and 2017, certain of the Partnership’s vessels that are part of the Crude and Product tanker business underwent improvements. The costs of these improvements amounted to $1,091 and $143 respectively and were capitalized as part of the vessels’ cost.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Discontinued Operations - Continued

During 2018 and 2017, the Partnership paid advances relating to the construction of exhaust gas cleaning systems and ballast water treatment systems that will be installed to certain of its vessels that are part of Crude and Product tanker business, of $1,035 and $0 respectively.

During 2016, the Partnership acquired the M/T Amor and the attached time charter contract. As the time charter daily rate of this contract was above the market rates as of the transaction completion date, the Partnership recognized in its financial statements as above market acquired charter. The Partnership allocated the total consideration for these acquisitions to the vessel in the amount of $31,600, and to the above market acquired charter in the amount of $1,061.

During 2016, certain of the Partnership’s vessels that are part of the Crude and Product tanker business underwent improvements during their scheduled special survey respectively. The costs of these improvements amounted to $511.

4. Transactions with Related Parties

The Partnership and its subsidiaries have entered into related party transactions (including vessels acquisitions) with CMTC which is a related party unit holder. The Partnership and its subsidiaries have also related party transactions with the Manager and its general partner, Capital GP L.L.C. (“CGP”) arising from the following management agreements.

1. Floating fee management agreement: On June 9, 2011, the Partnership entered into an agreement with its Manager based on actual expenses per managed vessel. Under the terms of this agreement, the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the years ended December 31, 2018, 2017 and 2016 management fees under the floating fee management agreement amounted to $4,221, $4,466 and $4,330, respectively, and are included in “Vessel operating expenses – related party” in the consolidated statements of comprehensive (loss) / income.

2. Administrative and service agreements: On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Partnership reimburses the Manager and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after the Manager submits to the Partnership an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the consolidated statements of comprehensive (loss) / income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016, according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the years ended December 31, 2018, 2017 and 2016 such fees amounted to $1,688 for each year and are included in “General and administrative expenses” in the consolidated statements of comprehensive (loss) / income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of December 31, 2018	As of December 31, 2017
Liabilities:
CSM – payments on behalf of the Partnership (a)	$16,638	$13,218
Management fee payable to CSM (b)	1,104	1,016

Due to related parties	$17,742	$14,234

Deferred revenue – current (e)	—	—

Total liabilities	$17,742	$14,234

Consolidated Statements of (Loss)/Income	For the years ended December 31,
	2018	2017	2016
Revenues (c)	$701	$9,976	$9,344
Vessel operating expenses	4,221	4,466	4,330
General and administrative expenses (d)	1,922	1,983	2,076

(a) CSM—Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Manager on behalf of the Partnership and its subsidiaries.

(b) Management fee payable to CSM: The amount outstanding as of December 31, 2018 and 2017 represents the management fee payable to CSM under the management agreements between the Partnership and the Manager.

(c) Revenues: The following table includes information regarding the charter agreements included in continuing operations that were in place between the Partnership and CMTC and its subsidiaries during 2018 and 2017.

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Amore Mio II	0.9	08/2016	09/2017	$21.0	($20.7)
M/T Aristotelis	1.0	01/2017	03/2018	$13.8	($13.6)

d) General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

(e) Deferred Revenue: As of December 31, 2017, the Partnership had received cash in advance from CMTC for charter hire relating to revenue earned in a subsequent period.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Vessels, net and assets held for sale

The following table presents an analysis of vessels:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2017	$ 855,497	$(131,591)	$ 723,906
Improvements	824	—	824
Depreciation for the period	—	(34,918)	(34,918)
Impairment of vessels	(9,279)	5,997	(3,282)
Classification as asset held for sale	(28,862)	—	(28,862)

Balance as at December 31, 2017	$818,180	$(160,512)	$657,668

Improvements	277	—	277
Depreciation for the period	—	(32,113)	(32,113)
Impairment of vessel	(78,607)	49,802	(28,805)
Disposals	(10,927)	—	(10,927)

Balance as at December 31, 2018	$728,923	$(142,823)	$586,100

All of the Partnership’s vessels as of December 31, 2018 have been provided as collateral to secure the Partnership’s credit facilities.

On September 11, 2018 the Partnership entered into a Memorandum of Agreement (“MOA”) with an unrelated party for the disposal of the M/T Amore Mio II at a price of $11,150. Upon entering into the agreement the Partnership determined that the M/T Amore Mio II met the criteria to be classified as held for sale as described in note 2(i) and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. In this respect, the Partnership recognized an impairment charge of $28,805 in the consolidated statement of comprehensive (loss) / income for the year ended December 31, 2018, reducing the vessel’s carrying value to $10,927. The vessel was delivered to its buyer on October 15, 2018.

On December 22, 2017 the Partnership entered into an MOA with an unrelated party for the disposal of the M/T Aristotelis at a price of $29,400. Upon entering into the agreement, the Partnership determined that M/T Aristotelis met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. In this respect, the Partnership recognized an impairment charge of $3,282 in the consolidated statement of comprehensive (loss) / income for the year ended December 31, 2017, reducing the vessel’s carrying value to $28,862. As of January 1, 2018 the amount of $29,027 represented the vessel’s fair value less cost to sell of $28,862 and inventories of $165. Under this agreement, as amended, the vessel was delivered to its Buyer on April 25, 2018.

During 2018 and 2017, certain of the Partnership’s vessels underwent improvements. The costs of these improvements amounted to $277 and $824 respectively and were capitalized as part of the vessels’ cost.

During 2018, the Partnership paid advances of $2,055 relating to the construction of exhaust gas cleaning systems that will be installed to certain of its vessels, which are included in “Prepayments and other assets” in the Partnership’s consolidated balance sheets. During 2017, the Partnership did not pay any advances relating to the construction of exhaust gas cleaning systems.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

6. Above market acquired charters

For the years ended December 31, 2018, 2017 and 2016 revenues were reduced by $14,380, $14,380 and $14,309, respectively, corresponding to the amortization of the above market acquired charters.

The following table presents an analysis of above market acquired charters:

Above market acquired charters	Book Value
Carrying amount as at January 1, 2017	$89,415

Amortization	$(14,380)

Carrying amount as at December 31, 2017	$75,035

Amortization	$(14,380)

Carrying amount as at December 31, 2018	$60,655

As of December 31, 2018, the remaining carrying amount of unamortized above market acquired time charters was $60,655 and will be amortized in future years as follows:

For the year ending December 31,	Amount
2019	$14,380
2020	$11,696
2021	$8,416
2022	$8,371
2023	$8,371
Thereafter	$9,421

Total	$60,655

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt

Long-term debt consists of the following:

	Bank loans	As of December 31, 2018	As of December 31, 2017	Margin
(i)	Issued in September 2017 maturing in October 2023 (the “2017 credit facility”)	295,118	350,401	3.25%

	Total long-term debt	$295,118	$350,401

	Less: Deferred loan issuance costs	3,707	5,054
	Less: loan associated with vessel held for sale	—	14,781

	Total long-term debt, net	$291,411	$330,566
	Less: Current portion of long-term debt	38,494	35,882
	Add: Current portion of deferred loan issuance costs	1,015	1,176
	Long-term debt, net	$253,932	$295,860

The Partnership presents associated amounts of long-term debt outstanding as of December 31, 2018 and 2017 and interest expense and amortization of deferred loan issuance costs for all the periods presented relating to the Crude and Product tanker business contributed to the DSS Transaction, within discontinued operations (Note 3). The allocation of the amounts of long term debt not directly relating to vessels that were part of the DSS Transaction, and associated interest expense and amortization and write-off of deferred loan issuance costs were included in discontinued operations based on the amounts required to be paid as a result of the completion of the DSS Transaction.

Changes in long-term debt that took place during the years ended December 31, 2017 and 2018 are set out below.

During 2018, the Partnership repaid the amount of $34,984, in line with the amortization schedule of its 2017 credit facility.

On September 6, 2017, the Partnership entered into a new senior secured term loan facility for an aggregate principal amount of up to $460,000 with a syndicate of lenders led by Hamburg Commercial Bank AG (previously known as HSH Nordbank AG) and ING Bank N.V. The Partnership included the amount of $350,401 in long term debt from continuing operations and the amount of $109,599 in long term debt from discontinued operations. In October 2017 the Partnership repaid the amount of $88,550 of its then outstanding credit facilities and the 2017 credit facility replaced its then remaining outstanding credit facilities. The 2017 credit facility’s part relating to continuing operations, is comprised of two tranches. Tranche A was required to be repaid in 24 equal quarterly installments of $3,681 in addition to a balloon installment of $108,935, which would be payable together with the final quarterly installment in the fourth quarter of 2023. Tranche B was required to be repaid fully in 24 equal quarterly installments of $6,380. The Partnership started paying quarterly installments under both tranches A and B on January 4, 2018. The loans drawn under the 2017 credit facility bear interest at LIBOR plus a margin of 3.25%. In 2018, upon the prepayment of $14,383 and $5,916 due to the disposal of the M/T Aristotelis and the M/T Amore Mio II respectively (Note 5), the repayment schedule of the 2017 credit facility was amended. The required quarterly installments under the Tranche A were reduced to $3,469, the balloon installment was reduced to $102,651 and the required quarterly installments under the Tranche B were reduced to $6,154.

In addition, during 2017, before entering into the 2017 credit facility, the Partnership repaid the amount of $9,914 in line with the amortization schedule of its then outstanding credit facilities.

During 2017, the Partnership classified the M/T Aristotelis as vessel held for sale (Note 5). As of December 31, 2017, the portion of the Tranche A 2017 credit facility which was associated with this vessel amounted to $14,781 and was presented as “Liability associated with vessel held for sale” in the consolidated balance sheet.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

The Partnership’s credit facility contains customary ship finance covenants, including restrictions on changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as that the ratio of EBITDA to net interest expenses to be no less than 2:1, a minimum cash requirement of $500 per vessel, that the ratio of net total indebtedness to the total assets of the Partnership adjusted for the market value of the fleet not to exceed 0.75:1. The 2017 credit facility also contains a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 125% of the outstanding loans under the credit facility. Also the vessel-owning companies may pay dividends or make distributions only when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2018 and 2017 the Partnership was in compliance with all financial covenants.

The credit facility includes a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. It also requires additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of December 31, 2018, there were no undrawn amounts under the Partnership’s credit facility.

For the years ended December 31, 2018, 2017 and 2016, the Partnership recorded interest expense from continuing operations of $17,422 , $18,441 and $17,203 respectively, which is included in “Interest expense and finance cost” in the consolidated statements of comprehensive (loss) / income. For the years ended December 31, 2018 and 2017, the weighted average interest rate of the Partnership’s loan facilities was 5.4% and 4.3% respectively.

The required annual loan payments to be made subsequent to December 31, 2018 are as follows:

For the year ending December 31,	Amount
2019	$38,494
2020	$38,494
2021	$38,494
2022	$38,494
2023	$141,142

Total	$295,118

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Financial Instruments

(a) Fair value of financial instruments

The Partnership follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: Inputs are unobservable inputs for the asset or liability.

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair value of long-term variable rate bank loan approximates the recorded value, due to its variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loan are similar to those that could be procured as of December 31, 2018. LIBOR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Partnership’s assets measured at fair value on a non-recurring basis as of December 31, 2017:

Items Measured at Fair Value on a Nonrecurring Basis - Fair Value Measurements

	Quoted prices in active markets for identical assets	Significant other observable inputs	Unobservable Inputs
Non – Recurring Measurements:	Level 1	Level 2	Level 3	Loss
Long-lived assets classified as held for sale (Note 5)	$—	$29,400	$—	$3,282

The M/T Aristotelis was classified as held for sale as of December 31, 2017 and was recognized at its fair value of $29,400 less costs to sell of $538. The fair value of the M/T Aristotelis was based on the transaction price: as the sale price was agreed with an unaffiliated third party, accordingly it is considered level 2 (Note 5).

As of December 31, 2018, none of the Partnership’s vessels was classified as asset held for sale.

(b) Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with a limited number creditworthy financial institutions rated by qualified rating agencies. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2018, Hyundai Merchant Marine Co Ltd (“HMM”) and CMA CGM accounted for 38% and 36% of the Partnership’s total revenue from continuing operations, respectively. For the year ended December 31, 2017 HMM and CMA CGM accounted for 38% and 36% of the Partnership’s total revenue from continuing operations, respectively. For the year ended December 31, 2016 HMM and CMA CGM accounted for 40% and 35% of the Partnership’s total revenue from continuing operations, respectively.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

9. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2018	2017
Accrued loan interest and loan fees	$5,701	$5,221
Accrued operating expenses	5,519	5,199
Accrued voyage expenses and commissions	4,320	3,521
Accrued general and administrative expenses	1,200	1,170

Total	$16,740	$15,111

10. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following

	For the years ended December 31,
	2018	2017	2016
Voyage expenses:
Commissions	$2,171	$1,977	$2,227
Bunkers	4,360	1,384	903
Port expenses	2,217	1,053	—
Other	365	253	222

Total	$9,113	$4,667	$3,352

Vessel operating expenses:
Crew costs and related costs	$14,794	$15,558	$14,845
Insurance expense	2,112	2,436	2,935
Spares, repairs, maintenance and other expenses	4,396	4,412	5,294
Stores and lubricants	3,451	3,500	3,871
Management fees (Note 4)	4,221	4,466	4,330
Other operating expenses	1,674	1,492	1,366

Total	$30,648	$31,864	$32,641

11. Income Taxes

Under the laws of the Marshall Islands and Liberia, the countries in which the vessel-owning subsidiaries were incorporated, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes in the country in which the vessels are registered and managed from, and such taxes have been included in “Vessel operating expenses” in the consolidated statements of comprehensive (loss) / income.

Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations thereunder, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage, time, bareboat charter) earned by the foreign corporation and (b) more than 50% of the voting power and value of the foreign corporation’s stock is “primarily and regularly traded on an established securities market” in the United States and certain other requirements are satisfied (the “Publicly-Traded Test”).

Each of the jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s vessel-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be established securities market. The Partnership has satisfied the Publicly-Traded Test for the years ended December 31, 2018, 2017 and 2016 and the vessel-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital

General: The Partnership’s Limited Partnership Agreement (the “Partnership Agreement”) requires that within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2007, all of the Partnership’s available cash be distributed to unit holders.

Definition of Available Cash: Available Cash, for each fiscal quarter, consists of all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our board of directors to:

•	provide for the proper conduct of the Partnership’s business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of the Partnership’s debt instruments, or other agreements; or

•	provide funds for distributions to the Partnership’s unit holders and to the general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners subject to certain exceptions set forth in the Partnership Agreement.

General Partner Interest and IDRs: The general partner has a 1.71% interest in the Partnership and holds the IDRs. In accordance with Section 5.2(b) of the Partnership Agreement, upon the issuance of additional units by the Partnership, the general partner may elect to make a contribution to the Partnership to maintain its general partner interest.

IDRs represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2018, 2017 and 2016 holds the IDRs. According to the Partnership Agreement, as amended in 2014, the following table illustrates the percentage allocations of the additional available cash from operating surplus among the unit holders and general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unit holders and general partner in any available cash from operating surplus that is being distributed up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount per Unit,” until available cash from operating surplus the Partnership distributes reaches the next target distribution level, if any. The percentage interests shown for the unit holders and general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown below (adjusted for the March 2019 Reverse Split) assume that the Partnership’s general partner maintains a 2% general partner interest and that it has not transferred its IDR.

	Total Quarterly Distribution Target Amount per Unit	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$1.6275	98%	2%
First Target Distribution	up to $1.6975	98%	2%
Second Target Distribution	above $1.6975 up to $1.8725	85%	15%
Third Target Distribution	above $1.8725 up to $2.0475	75%	25%
Thereafter	above $2.0475	65%	35%

Following the 2014’s annual general meeting, CMTC unilaterally notified the Partnership that it has decided to waive its rights to receive quarterly incentive distributions between $1.6975 and $1.75 (adjusted for the March 2019 Reverse Split). This waiver effectively increases the First Target Distribution and the lower band of the Second Target Distribution (as referenced in the table above) from $1.6975 to $1.75 (adjusted for the March 2019 Reverse Split).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital – Continued

Distributions of Available Cash from Operating Surplus: Our Partnership Agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner assuming that the Partnership’s general partner maintains a 2% general partner interest:

•	first, 98% to all unit holders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the above table.

Class B Convertible Preferred Units

During 2012 and 2013 the Partnership issued in total 24,655,554 Class B Convertible Preferred Units to a group of investors including CMTC according to two separate Class B Convertible Preferred Unit Subscription Agreements (the “Subscription Agreements”). The holders of the Class B Convertible Preferred Units have the right to convert all or a portion of such Class B Convertible Preferred Units at any time into Common Units at the conversion price of $9 per Class B Convertible Preferred Unit and a conversion rate of one Common Unit per one Class B Convertible Preferred Unit. The Conversion Ratio and the Conversion Price shall be adjusted upon the occurrence of certain events described in the Partnership Agreement. Commencing on May 23, 2015, in the event the 30-day volume-weighted average trading price (“VWAP”) and the daily VWAP of the Common Units on the National Securities Exchange on which the Common Units are listed or admitted to trading exceeds 130% of the then applicable Conversion Price for at least 20 Trading Days out of the 30 consecutive Trading Day period used to calculate the 30-day VWAP (the “Partnership Mandatory Conversion Event”) the Partnership acting pursuant to direction and approval of the Conflicts Committee (following consultation with the full board of directors), shall have the right to convert the Class B Convertible Preferred Units then outstanding in whole or in part into Common Units at the then-applicable Conversion Ratio. The holders of the outstanding Class B Convertible Preferred Units as of an applicable record date shall be entitled to receive, in cash, when, as and if authorized by the Partnership’s board of directors or any duly authorized committee, out of legally available funds for such purpose, (a) first, the minimum quarterly Class B Convertible Preferred Unit Distribution Rate on each Class B Convertible Preferred Unit and (b) second, any cumulative Class B Convertible Preferred Unit Arrearage then outstanding, prior to any other distributions made in respect of any other Partnership Interests pursuant to the Subscription Agreements. The minimum quarterly Class B Convertible Preferred Unit Distribution Rate shall be payable quarterly which is generally expected to be February 10, May 10, August 10 and November 10, or, if any such date is not a business day, the next succeeding business day. No distribution on the Class B Convertible Preferred Units shall be authorized by the board of directors or declared or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law. The foregoing distributions with respect to the Class B Convertible Preferred Units shall accumulate as of the Class B Convertible Preferred Unit distribution payment date on which they first become payable whether or not any of the foregoing restrictions exist, whether or not there is sufficient Available Cash for the payment thereof and whether or not such distributions are authorized. A cumulative Class B Convertible Preferred Unit arrearage shall not bear interest and holders of the Class B Convertible Preferred Units shall not be entitled to any distributions, whether payable in cash, property or Partnership Interests, in excess of the then cumulative Class B Convertible Preferred Unit arrearage plus the minimum quarterly Class B Convertible Preferred Unit distribution rate for such quarter. With respect to Class B Convertible Preferred Units that are converted into Common Units, the holder thereof shall not be entitled to a Class B Convertible Preferred Unit distribution and a Common Unit distribution with respect to the same period, but shall be entitled only to the distribution to be paid based upon the class of Units held as of the close of business on the record date for the distribution in respect of such period; provided, however, that the holder of a converted Class B Convertible Preferred Unit shall remain entitled to receive any accrued but unpaid distributions due with respect to such Unit on or as of the prior Class B Convertible Preferred Unit distribution payment date; and provided, further, that if the Partnership exercises the Partnership Mandatory Conversion Right to convert the Class B Convertible Preferred Units pursuant to Subscription Agreements then the holders’ rights with respect to the distribution for the Quarter in which the Partnership Mandatory Conversion Notice is received is as set forth in the Partnership Agreement.

On March 27, 2019, in connection with the DSS Transaction, the Partnership redeemed and retired all outstanding Class B Convertible Preferred Units.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital – Continued

Common Units

In September 2016, the Partnership entered into an equity distribution agreement with UBS Securities LLC (“UBS”) under which the Partnership may sell, from time to time, through UBS, as its sales agent, new common units having an aggregate offering amount of up to $50,000 (the “ATM offering”). The equity distribution agreement provides that UBS, when it is acting as the Partnership’s sales agent, will be entitled to compensation of up to 2% of the gross sales price of the common units sold through UBS from time to time. During 2018, the Partnership did not issue any units under the ATM offering. During 2017, the Partnership issued 736,008 new common units under the ATM offering (adjusted for the March 2019 Reverse Split) resulting in net proceeds of $17,815 after the payment of commission to the sales agent, but before offering expenses. For the year ended December 31, 2017, the Partnership recognized offering expenses of $176 in connection with the ATM offering. From the launch of the ATM offering until December 31, 2016, the Partnership issued 200,212 new common units (adjusted for the March 2019 Reverse Split) resulting in net proceeds of $4,546 after the payment of commission to the sales agent, but before offering expenses. For the year ended December 31, 2016, the Partnership recognized offering expenses of $890 in connection with the ATM offering.

As of December 31, 2018 and 2017 our partners’ capital included the following units (adjusted for the March 2019 Reverse Split):

	As of December 31, 2018	As of December 31, 2017
Common units	18,178,100	18,178,100
General partner units	348,570	348,570
Preferred units	12,983,333	12,983,333

Total partnership units	31,510,003	31,510,003

13. Omnibus Incentive Compensation Plan

On April 29, 2008, the board of directors approved the Partnership’s omnibus incentive compensation plan (the “Plan”) according to which the Partnership may issue a limited number of awards, not to exceed 71,429 units (adjusted for the March 2019 Reverse Split). The Plan was amended on July 22, 2010 to increase the aggregate number of restricted units issuable under the Plan to 114,286 and then on August 21, 2014, to increase such amount to 235,714 common units (in each case such amount is adjusted for the March 2019 Reverse Split), at the annual general meeting of the Partnership’s unit holders. The Plan is administered by the general partner as authorized by the board of directors. The persons eligible to receive awards under the Plan were officers, directors, and executive, managerial, administrative and professional employees of the Manager, or CMTC, or other eligible persons (collectively, “key persons”) as the general partner, in its sole discretion, shall select based upon such factors as it deems relevant. Members of the board of directors and officers of the general partner were considered to be employees of the Partnership (“Employees”) for the purposes of recognition of equity compensation expense, while employees of the Manager, CMTC and other eligible persons under the plan were not considered to be employees of the Partnership (“Non-Employees”). Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

On December 23, 2015, the Partnership awarded 34,286 and 87,143 unvested units to Employees and Non-Employees (both adjusted for the March 2019 Reverse Split), respectively. Awards granted to certain Employees and Non Employees vested in three annual installments. The awards fully vested on December 31, 2018.

All unvested units were conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date.

The unvested units accrued distributions as declared and paid, which distributions were retained by the custodian of the Plan until the vesting date at which time they were payable to the grantee. As unvested unit grantees accrued distributions on awards that were expected to vest, such distributions were charged to Partners’ capital.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13. Omnibus Incentive Compensation Plan – Continued

The following table contains details of our plan (adjusted for the March 2019 Reverse Split):

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award- date fair value
Unvested on January 1, 2017	29,524	$7,987	70,357	$20,951
Vested	5,238	1,414	16,786	2,765

Unvested on December 31, 2017	24,286	$6,573	53,571	$18,186

Vested	24,286	$6,573	53,571	$18,186

Unvested on December 31, 2018	—	$—	—	$—

For the years ended December 31, 2018, 2017, and 2016 the equity compensation expense that has been charged in the consolidated statements of comprehensive (loss) / income was $438, $438 and $439 for the Employee awards and $175, $718 and $635 for the Non-Employee awards, respectively. This expense has been included in “General and administrative expenses” in the consolidated statements of comprehensive (loss) / income for each respective year.

The Partnership used the straight-line method to recognize the cost of the awards.

14. Net (Loss) / Income from continuing operations Per Unit

The general partner’s and common unit holders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007, were distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash (Note 12), which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships, which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

The Partnership also considers whether the Partnership Agreement contains any contractual limitations concerning distributions to the IDRs that would impact the amount of earnings to allocate to the IDRs for each reporting period.

Under the Partnership Agreement, the holder of the IDRs in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions (Note 12). The Partnership excluded the effect of the 12,983,333 Class B Convertible Preferred Units in calculating dilutive EPU as of December 31, 2018, 2017 and 2016, for each year as they were anti-dilutive.

For the year ended December 31, 2018 the Partnership excluded the effect of 77,857 units (adjusted for the March 2019 Reverse Split) under the omnibus incentive compensation plan which vested in December 2018 (Note 13) in calculating dilutive EPU for its common unit holders as they were anti-dilutive. As of December 31, 2017 and 2016, the Partnership excluded the effect of 77,857 and 99,881, respectively, non-vested unit awards (both adjusted for the March 2019 Reverse Split) in calculating dilutive EPU for its common unit holders as they were anti-dilutive. The non-vested units are participating securities because they received distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

14. Net (Loss) / Income from continuing operations Per Unit – Continued

Excluding the non-cash vessels’ impairment charge, as this was not distributed to the Partnership’s unit holders for the year ended December 31, 2018, the Partnership’s net income for the years ended December 31, 2018, 2017 and 2016 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income

On March 3, 2019 the board of directors of the Partnership approved a one for seven reverse unit split. Pursuant to the reverse split, every seven common units issued and outstanding as of March 27, 2019, the date of the reverse split, was converted into one common unit. The Partnership’s common units, immediately after the reverse split became effective, started trading on a split-adjusted basis on the Nasdaq Global Select Market.

The reverse split reduced the number of common units issued and outstanding from 127,246,692 to 18,178,100 common units and the number of general partner units issued and outstanding from 2,439,989 to 348,570 general partner units.

The two class method used to calculate EPU from continuing operations is as follows:

BASIC AND DILUTED	2018	2017	2016
Numerators
Partnership’s net (loss) / income from continuing operations	$(7,611)	$15,795	$18,750
Less:
Preferred unit holders’ interest in Partnership’s net income from continuing operations	11,101	11,101	11,101
General Partner’s interest in Partnership’s net (loss) / income from continuing operations	(352)	86	150
Partnership’s net (loss) / income from continuing operations allocable to unvested units	(103)	13	52
Common unit holders’ interest in Partnership’s net (loss) / income from continuing operations	$(18,257)	$4,595	$7,447
Denominators
Weighted average number of common units outstanding, basic and diluted	18,100,455	17,692,192	17,114,761
Net (loss) / income from continuing operations per common unit:
Basic and Diluted	$(1.01)	$0.26	$0.44

15. Commitments and Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the consolidated financial statements.

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

•	Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.

•	The amount of the loss can be reasonably estimated.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

15. Commitments and Contingencies – Continued

(a)	Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time charter contracts, as of December 31, 2018 were:

Year ending December 31,	Amount
2019	$108,890
2020	89,543
2021	54,584
2022	53,564
2023	51,216
Thereafter	60,432

Total	$418,229

(b) Vessel’s Equipment Commitments: As of December 31, 2018 the Partnership has outstanding commitments for certain of its vessels relating to the construction of exhaust gas cleaning systems which are payable as follows:

Year ending December 31,	Amount
2019	$9,794
2020	8,699

Total	$18,493

16. Subsequent Events

(a)

Dividends: On January 22, 2019, the board of directors of the Partnership declared a cash distribution of $0.315 per common unit (adjusted for the March 2019 Reverse Split) for the fourth quarter of 2018. The fourth quarter common unit cash distribution was paid on February 14, 2019, to unit holders of record on February 5, 2019.

(b)

Dividends: On January 22, 2019, the board of directors of the Partnership declared a cash distribution of $0.21375 per Class B Convertible Preferred Unit for the fourth quarter of 2018. The cash distribution was paid on February 8, 2019, to Class B unit holders of record on February 1, 2019.

(c)	The DSS Transaction:

The DSS Transaction was completed on March 27, 2019.

In connection with the DSS Transaction, among other things:

•

the Partnership spun off Diamond S, holding all of its 25 crude and product tankers, by way of pro rata distribution of the outstanding shares of common stock of Diamond S to the holders of the Partnership’s common and general partner units;

•	DSS paid to the Partnership, or at its direction, a total amount of $319,651;

•	the Partnership redeemed and retired all outstanding Class B Units at 100% of par value, translating into a total redemption price of $119,502;

•

the Partnership amended and prepaid an amount of $89,298 under the 2017 credit facility and fully repaid all amounts outstanding under the 2015 credit facility and the Aristaios credit facility; the aggregate amounts repaid were $146,517 plus accrued interest and breakage costs; and

•

the Partnership effected a reverse split of its common and general partner units, reducing the number of common units issued and outstanding from 127,246,692 to 18,178,100 common units and the number of general partner units issued and outstanding from 2,439,989 to 348,570 general partner units.